Filed by VERITAS Software Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

         This filing relates to a proposed merger between an indirect wholly-owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS”) and Precise Software Solutions Ltd., an Israeli company (“Precise”), pursuant to the terms of an Agreement and Plan of Merger, dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS, Precise, and Argon Merger Sub Ltd., an Israeli company. The Merger Agreement was previously filed by VERITAS under cover of a current report on Form 8-K on December 24, 2002 and is incorporated by reference into this filing.

         On January 28, 2003, VERITAS held a conference call to discuss its financial results for the quarter and the year ended December 31, 2002. During this conference call, VERITAS made the statements transcribed below regarding its proposed acquisition of Precise and two questions were asked related to the proposed acquisition of Precise, which are also transcribed below along with the responses of VERITAS’ management to those questions.

Gary L. Bloom, VERITAS’ Chairman of the Board of Directors, President and Chief Executive Officer, made the following statement relating to VERITAS’ proposed acquisition of Precise:

We also announced in the fourth quarter that we had signed a definitive agreement to acquire Precise Software Solutions, which is expected to close in Q2 of this year. While Jareva takes us from storage to servers, Precise will take us a level higher right up to the application. Precise Software, which is a leader in application performance management, proactively detects and corrects the root cause of performance problems before they expect response times. Precise uniquely provides the ability to analyze performance down through the application from the web browser to the data, or from the URL to the SQL. All major software vendors are supported, from SAP, PeopleSoft and Siebel applications, to BEA and IBM application servers and across Oracle, Microsoft and IBM databases. As we integrate Precise into our product offering, we anticipate and acceleration of our growing CIO relationships.

Edwin J. Gillis, VERITAS’ Executive Vice President and Chief Financial Officer, made the following statement relating to VERITAS’ proposed acquisition of Precise:

Before turning the call back to Gary, I’d like to provide an update on our proposed acquisition with Precise Software. To date, we have already cleared the Hart-Scott-Rodino filings and have completed required regulatory filings in Israel and we expect to close this transaction in calendar Q2.

During the question and answer portion of the conference call, VERITAS’ proposed acquisition of Precise was discussed in the following questions and answers:

Q.	Hi guys. Could you talk about what your near term plans are in terms of changes from a net sales headcount perspective and what would you have to see in your business to cause you to decide to make significant changes from that perspective and then as and adjunct to that question if you could talk a little bit about what your preliminary plans are with respect to the completion of the Precise acquisition and how you plan to structure the existing VERITAS sales force to sell those, that pretty big basket of Precise products.

A.	... On the Precise transaction such, you know as we’ve mentioned a number of times, we’re actively in the process of trying to close that transaction. We’re working on our integration plans as we speak and I’m really not prepared to go into too much detail on the integration plans. Our expectation is that as that transaction closes we will roll out a substantial amount of additional detail to you on just what the final integration plans are. But at this stage it’d be premature to comment on those.

Q.	Good evening, thank you. First of all, could you update us a little bit on the adaptive storage architecture? Last spring at the analyst meeting you talked a lot about that. Could you give us an idea of how that’s working out for you and maybe how your product introductions are kind of coalescing to form this architecture?

A.	Ok. I’d say that’s the first highly technical question we’ve gotten but that’s great. So the adaptive software architecture was a framework that we announced at our Vision conference back in April of last year, which really put a framework around our technology. At the core of the adaptive software architecture was a combination of backup and recovery services, disaster recovery technology, high availability and storage management. And essentially what that architecture allowed us to do is have a common set of services that allow a customer to take our software and adapt very readily their IT environment either for a mixture of various application environments or a mixture of various hardware environments, whether that be various servers, networks, operating systems or storage devices. And where adaptive software architecture really became an interesting framework is when we started talking about the acquisitions of both Jareva, but even more particular the acquisition of Precise. And when you think about Precise one of the goals of adaptive software architecture was to actually start moving up into the application space and introducing the whole concept of highly available applications. So that architecture and framework had a phenomenal impact on our desire to move up into the Precise products for application performance management. And at the heart of the whole strategy is a software-centric approach for customers to get the flexibility if you implement the software for one but it can manage and control multiple different hardware environments and multiple different application environments. And so relative to our products aligning to that, everything really aligns to it pretty well today and it’s a core motivator of our expansion of our product strategy into the Precise technologies.

Additional Information and Where to Find It

In connection with the proposed merger with Precise, VERITAS intends to file a registration statement on Form S-4, including a prospectus/ proxy statement, with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus/ proxy statement regarding the proposed merger when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the prospectus/ proxy statement (when it is available) and other documents filed by VERITAS and Precise with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The prospectus/ proxy statement and these other documents also may be obtained for free from VERITAS and Precise.